The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW
t 01932 264 000 f 01932 264 297
e groupaccounts@michaelpage.com

15th January 2006

File No. 82-5162

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA


07020490

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. 169 – Purchase of own shares
2. 122 – Cancellation of shares
3. 169 – Purchase of own shares
4. 122 – Cancellation of shares
5. 169 – Purchase of own shares
6. 122 – Cancellation of shares
7. 169 – Purchase of own shares
8. 122 – Cancellation of shares
9. 288c – Change of particulars for director
10. 88(2) – Return of allotment of shares
11. 88(2) – Return of allotment of shares
12. 88(2) – Return of allotment of shares
13. 88(2) – Return of allotment of shares

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

pp

Jeremy Tatham
Controller – Corporate Reporting
Direct Line 01932 264143
jeremytatham@michaelpage.com

dw 1/23

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

£42185

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use | Company number: 3312325

Name of company

* Insert full name of company

* MICHAEL PAGE INTERNATIONAL PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	500,000	1,000,000	1,000,000
Nominal value of each share	1p	1p	1p
Date(s) on which the shares were delivered to the company	21/08/06	22/08/06	24/08/06
Maximum prices paid § for each share	£3·377053	£3·3949	£3·3534
Minimum prices paid § for each share	£3·377053	£3·3949	£3·3534

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£8,436,827
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£42,185

RECEIVED

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ COMPANY SECRETARY Date 24/8/06

Presenter's name address and reference (if any) :

For official Use (02/06)
General Section | Post room



AEWYAIR1
A11 340
COMPANIES HOUSE 12/09/2006

G

COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

CHWP000

82-5162

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
3310225

Name of company

* insert full name of company

* MICHAEL PAGE INTERNATIONAL PLC

gives notice that:

Following the share repurchases on 21st, 22nd and 24th August 2006, 2,500,000 ordinary shares of 1p were cancelled.

CANCELLATION OF AUTHORISED UNISSUED CAPITAL

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Company Secretary Date 24/8/06

Presenter's name address and reference (if any) :

For official Use (02/06)
General Section
Post room

AEWYBIR2
A11
COMPANIES HOUSE
339
12/09/2006

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP



A22 COMPANIES HOUSE 616 07/09/2006

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use | Company number 0[illegible]0225

Name of company

* insert full name of company

* MICHAEL PAGE INTERNATIONAL PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	1,500,000	1,000,000	400,000
Nominal value of each share	1p	1p	1p
Date(s) on which the shares were delivered to the company	14/08/06	15/08/06	18/08/06
Maximum prices paid § for each share	£3.0729	£3.1524	£3.365557
Minimum prices paid § for each share	£3.0729	£3.1524	£3.365557

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£9,108,006
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£45,540

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Director Date 21/08/06

Presenter's name address and reference (if any) :

For official Use (02/06)
General Section



G

COMPANIES FORM No. 122

CHWP000

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

82-5162

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
3310225

Name of company

* insert full name of company

* MICHAEL PAGE INTERNATIONAL PLC

gives notice that:

Following the share repurchases on 14th, 15th and 18th August 2006, 2,900,000 ordinary shares of 1p were cancelled.

CANCELLATION OF AUTHORISED UNISSUED CAPITAL

21/08/06

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed 

Designation ‡ Director

Date 21/08/06

Presenter's name address and reference (if any) :

For official Use (02/06)
General Section

Post room



AIMRLIMU
A22
617
COMPANIES HOUSE
07/09/2006

COMPANIES FORM No. 169

G 169

Return by a company purchasing its own shares

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
[illegible]0225

Name of company

* *insert full name of company*

* MICHAEL PAGE INTERNATIONAL PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY		
Number of shares purchased	700,000		
Nominal value of each share	1p		
Date(s) on which the shares were delivered to the company	25/08/06		
Maximum prices paid § for each share	£3·36		
Minimum prices paid § for each share	£3·36		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 2,352,000
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 11,760

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ COMPANY SECRETARY. Date 30/8/06.

Presenter's name address and reference (if any) :

For official Use (02/06)
General Section

Post room



A01 *ABQHYIU2* 372
COMPANIES HOUSE 15/09/2006

G

COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

CHWP000

82-5162

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 3310225

Name of company

* insert full name of company

* MICHAEL PAGE INTERNATIONAL PLC

gives notice that:

Following the share repurchase on 25th August 2006, 700,000 ordinary shares of 1p were cancelled.

CANCELLATION OF AUTHORISED UNISSUED CAPITAL

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed  Designation ‡ COMPANY SECRETARY Date 1/9/06

Presenter's name address and reference (if any) :

For official Use (02/06)
General Section

Post room



A8QHZIU3

A01 COMPANIES HOUSE 371 15/09/2006

G

Return by a company purchasing its own shares

169

CHWP000

117535

82-5162

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985



Please do not write in the space below For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 3310225

Name of company

* insert full name of company

* MICHAEL PAGE INTERNATIONAL PLC



FIFTY THOUSAND POUNDS

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:



FIFTY THOUSAND POUNDS

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	1,350,000	570,000	3,900,000
Nominal value of each share	1p	1p	1p
Date(s) on which the shares were delivered to the company	30/10/06	31/10/06	2/11/06
Maximum prices paid § for each share	£4.0359	£4.0381	£4.04
Minimum prices paid § for each share	£4.0359	£4.0381	£4.04

§ A private company is not required to give this information



ONE THOUSAND POUNDS

The aggregate amount paid by the company for the shares to which this return relates was:	£23,50
Stamp Duty is payable on the aggregate amount at the rate of $^{1}/_{2}$% rounded up to the nearest multiple of £5	£117,5



ONE THOUSAND POUNDS

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ COMPANY SECRETARY. Date 13/11/06.

Presenter's name address and reference (if any) :

For official Use (02/06)
General Section | Post room



A47 *A9AF2L0U* 678
COMPANIES HOUSE 02/12/2006



FIVE HUNDRED POUNDS



TWENTY FIVE POUNDS



TEN POUNDS

G

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

CHWP000

82-5162

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 3310225

Name of company

* insert full name of company

* MICHAEL PAGE INTERNATIONAL PLC

gives notice that:

Following the share repurchase on 30th and 31st October and 2nd November 2006, 5,820,000 ordinary shares of 1p were cancelled.

CANCELLATION OF AUTHORISED UNISSUED CAPITAL.

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Company Secretary. Date 13/11/06.

Presenter's name address and reference (if any) :

For official Use (02/06)
General Section

Post room



A47 *A9AF3LBW* 677
COMPANIES HOUSE 02/12/2006

02-0102


Companies House
for the record

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3310225

Company Name in full MICHAEL PAGE INTERNATIONAL PLC

Changes of particulars form

Complete in all cases

Date of change of particulars (Day Month Year): 05 10 2006

Name *Style / Title: MR *Honours etc:

Forename(s): KELVIN

Surname: STAGG

† Date of Birth (Day Month Year): 22 09 1971

Sent 06/10/06

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*

291 ST MARGARETS ROAD

Post town: ST MARGARETS

County / Region: MIDDLESEX Postcode: TW1 2PN

Country: UK

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 06/10/06

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

SABRINA FREELAND

Tel 01932 264144

DX number DX exchange


ARH1EJC1
A44 362
COMPANIES HOUSE 07/10/2006

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales *or*
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Form 10/03

31


Companies House
for the record

Please complete in typescript, or in bold black capitals.

CHWP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number: 3310225

Company Name in full: MICHAEL PAGE INTERNATIONAL PLC

Day Month Year

82-5162

RECEIVED
2007 JUN 23 A [illegible]
OFFICE OF INTERNATIONAL CORPORATE FINANCE


Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	3310225
Company name in full	MICHAEL PAGE INTERNATIONAL PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	14	08	2006	18	09	2006

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	229,892		
Nominal value of each share	1 PENCE		
Amount (if any) paid or due on each share (including any share premium)	£1.51 (AVERAGE)		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	



When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 18/9/2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

Allotted Shares for the period 14/08/06 to 18/09/06

Shareholder details		Shares and share class allotted	
Name(s) David Angel **Address** St. Albans Herts UK	Post Code AL4 9XY	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 4,250
Name(s) Manuel Arroja **Address** Lisbon Portugal	Post Code 1300-609 Lisboa	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 10,000
Name(s) Paul Cooper **Address** Woodside Wimbledon London UK	Post Code SW19 7QN	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 1,022
Name(s) David Drummond **Address** Main Street Great Bourton Oxfordshire UK	Post Code OX17 1QU	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 3,272
Name(s) Charles-Henri DUMON **Address** 1223 Cologny Switzerland	Post Code	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 108,133

Allotted Shares for the period 14/08/06 to 18/09/06

Shareholder details		Shares and share class allotted	
Name(s) Mark Houghton **Address** London UK	Post Code W14 0EP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 1,963
Name(s) Beverely Nicholas **Address** Stony Stratford Milton Keynes UK	Post Code MK11 1BJ	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 5,149
Name(s) François SALLEMBIEN **Address** Saint Germain en Laye France	Post Code 78100	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 10,298
Name(s) Pablo Sanchez **Address** Pozuelo de Alarcon (Madrid) Spain	Post Code 28224	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 6,500
Name(s) Gary Watson **Address** 7 The Maples Silsoe Bedfordshire UK	Post Code MK45 4DL	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 14,439

Allotted Shares for the period 14/08/06 to 18/09/06

Shareholder details		Shares and share class allotted	
Name(s) Jonathan Wiles **Address** Sunninghill Berkshire UK	Post Code SL5 0NX	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 63,068
Name(s) Daniel Winzar **Address** Stoney Stratford Milton Keynes UK	Post Code MK11 1BJ	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 1,287
Name(s) Ben Woods **Address** Pangborne Reading Berkshire UK	Post Code RG8 7KBU	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 511

82-5162


Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	3310225
Company name in full	MICHAEL PAGE INTERNATIONAL PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	15	09	2006	12	10	2006

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	1,062,427		
Nominal value of each share	1 PENCE		
Amount (if any) paid or due on each share (including any share premium)	£1.32 (AVERAGE)		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	


AJAMBJRA
A33 444
COMPANIES HOUSE 18/10/2006

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 7

Signed [signature] Date 12/10/06

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

Allotted Shares for the period 15/9 to 12/10

Shareholder details		Shares and share class allotted	
Name(s) Vicki Albert (Ramsden) **Address** Lilyfield Australia	Post Code NSW 2040	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 133,406
Name(s) David Angel **Address** St. Albans Herts UK	Post Code AL4 9XY	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 5,000
Name(s) Simon Bell **Address** Widmerpool Road Wysall Notts UK	Post Code NG12 5PL	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 1,022
Name(s) Andy Bentote **Address** London UK	Post Code W4 5DN	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 7,350
Name(s) Lesley Bishop **Address** Middle Park Australia	Post Code VIC 3206	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 83,863

Allotted Shares for the period 15/9 to 12/10

Shareholder details		Shares and share class allotted	
Name(s) Nikki Blackhurst (Pattinson) **Address** Hockley Heath Solihull Birmingham UK	Post Code B94 6SA	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 2,887
Name(s) Toby Briant **Address** 3 Newbiggen Street Thaxted Essex UK	Post Code CM6 2QS	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 1,287
Name(s) Leonard Briot de la Crochais **Address** Paris France	Post Code 75005	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 7,929
Name(s) Dale Cosgrove **Address** Coolum Australia	Post Code QLD 4573	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 511
Name(s) Victoria Crane **Address** ST ALBANS Herts UK	Post Code AL4 9XY	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 11,005

Allotted Shares for the period 15/9 to 12/10

Shareholder details		Shares and share class allotted	
Name(s) Stephanie Docherty (Warren) **Address** Battersea London UK	Post Code SW11 5PY	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 30,000
Name(s) Christophe Duchatellier **Address** Gland (VD) Switzerland	Post Code 1196	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 20,000
Name(s) Sarah Halls (Hardstaff) **Address** South Milford Leeds UK	Post Code LS25 5AU	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 4,067
Name(s) Nicola Hallworth-Rudd **Address** Alwoodley Leeds West Yorkshire UK	Post Code LS17 8DZ	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 93,148
Name(s) Patrick Hollard **Address** Jardim Europa Sao Paulo Brazil	Post Code 01452-010 SP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,664

Allotted Shares for the period 15/9 to 12/10

Shareholder details		Shares and share class allotted	
Name(s) Fabrice LACOMBE **Address** LE PERREUX France	Post Code 94170	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 11,552
Name(s) Matt Leedham **Address** Bulstrode Lane Felden Herts UK	Post Code HP3 0BP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 1,534
Name(s) Adam Leon **Address** Grappenhall Ridge Broad Lane Grappenhall Cheshire UK	Post Code WA4 3HS	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 3,068
Name(s) Gilles Leonard **Address** Montmorency France	Post Code 95160	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 39,713
Name(s) Xavier LOGEAIS **Address** PARIS France	Post Code 75016	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 43,664

Allotted Shares for the period 15/9 to 12/10

Shareholder details		Shares and share class allotted	
Name(s) Scott Mewing **Address** 2-11-5 Moto-Azabu Minato-ku Tokyo Japan	Post Code 106-0046	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,664
Name(s) James Nathan **Address** Station Road Goring-on-Thames Oxfordshire	Post Code RG8 9HA	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 5,901
Name(s) Florence Ng **Address** # 04-03 Emerald Lodge Singapore	Post Code 229401	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 40,000
Name(s) Jacqui Offield **Address** 23 Osborne Road Windsor Berkshire UK	Post Code SL4 3EG	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 1,636
Name(s) Mitchell Partington **Address** Crosby Merseyside UK	Post Code L23 2RH	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 722

Allotted Shares for the period 15/9 to 12/10

Shareholder details		Shares and share class allotted	
Name(s) Michelle Peterson (Fayle) **Address** Middle Park Australia	Post Code VIC 3206	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 1,444
Name(s) Paolo Pontes **Address** Granja Viana Cotia-SP Brazil	Post Code CEP 06700-000	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 41,287
Name(s) Elizabeth Roberts **Address** Elizabeth Bay Australia	Post Code NSW 2011	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 52,166
Name(s) Mark Sharland **Address** Toronto Ontario Canada Canada	Post Code L6J 1W8	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 218,854
Name(s) Stewart Stone **Address** Penn Bucks UK	Post Code HP10 8ET	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 7,272

Allotted Shares for the period 15/9 to 12/10

Shareholder details		Shares and share class allotted	
Name(s) Simon Tobin **Address** Newtown Australia	Post Code NSW 2042	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 133,406
Name(s) Richard Vickers **Address** Portesbery Road Camberley Surrey UK	Post Code WF2 6DB	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 32,741
Name(s) Oliver Watson **Address** Pankridge Street Crondall Surrey UK	Post Code GU10 5RH	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,664

Allotted Shares for the period 15/9 to 12/10

Shareholder details	Shares and share class allotted	
	Cost of allotted Shares	Number allotted
Total for the period 15/9 to 12/10	**1,403,873.50**	**1,062,427**

82-5162

RECEIVED

2007 JUN 23 A 11:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE


Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	3310225
Company name in full	MICHAEL PAGE INTERNATIONAL PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	13	10	2006	31	10	2006

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	773,890		
Nominal value of each share	1 PENCE		
Amount (if any) paid or due on each share (including any share premium)	£1·50 p (AVERAGE)		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	


A43 *AK3JNKQD* 531
COMPANIES HOUSE 22/11/2006

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 20/11/06

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

Allotted Shares for the period 13/10/06 to 31/10/06

Shareholder details		Shares and share class allotted	
Name(s) Fabrice ALLARD **Address** Suresnes France	Post Code 92150	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 54,713
Name(s) Chris Andrews **Address** Goring Oxfordshire UK	Post Code RG8 0HL	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 2,887
Name(s) Geoff Chapman **Address** Chingford London UK	Post Code E4 9BE	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 2,545
Name(s) Dan Chavasse **Address** 350 Victoria Road Pokfulam Hong Kong	Post Code	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 50,000
Name(s) Georgina Crompton **Address** Rhosesmor Road Halkyn Flintshire UK	Post Code CH8 8DL	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 13,529

Allotted Shares for the period 13/10/06 to 31/10/06

Shareholder details	Shares and share class allotted	
Name(s) Christophe Duchatellier **Address** Gland (VD) Switzerland Post Code 1196	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 25,745
Name(s) Peter Gerrard **Address** 40A Guildown Road Guilford Surrey UK Post Code GU2 4EY	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 32,741
Name(s) Stuart Gilboy **Address** Cuckfield West Sussex UK Post Code RH17 5JQ	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 722
Name(s) Stephen Hockey **Address** Cadogan House 93 Sloane Street London UK Post Code SW1X 9PD	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 101,289
Name(s) Alex Holbrook (Cooper) **Address** Battersea London UK Post Code SW11 3DP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 1,022

Allotted Shares for the period 13/10/06 to 31/10/06

Shareholder details		Shares and share class allotted	
Name(s) Camilla Howden **Address** Reigate Surrey UK	Post Code RH2 7JN	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 1,483
Name(s) Paul Kinsey **Address** Leamington Spa Warwickshire UK	Post Code CV32 5TD	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 163,515
Name(s) Nick Kirk **Address** LONDON UK	Post Code SW15 1QH	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 1,534
Name(s) Nigel Milford **Address** Oakville Toronto Ontario Canada	Post Code L6J 5M1	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 13,800
Name(s) Jamie Newman **Address** Edinburgh UK	Post Code EH10 6TL	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,664

Allotted Shares for the period 13/10/06 to 31/10/06

Shareholder details		Shares and share class allotted	
Name(s) Laurence Pengelly **Address** Apt. 7B New York USA	Post Code NY 10174	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 127,852
Name(s) Mark Pettman **Address** Cherry Gardens Hill Groombridge Tunbridge Wells Kent UK	Post Code TN3 9NY	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 5,500
Name(s) Stephan Renken **Address** 05-510 Konstancin Jeziorna Poland	Post Code	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 10,000
Name(s) James Rushworth **Address** Singapore	Post Code 275966	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 7,477
Name(s) Valentina Stojanovski (Papalevski) **Address** Newington Australia	Post Code NSW 2127	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 256

Allotted Shares for the period 13/10/06 to 31/10/06

Shareholder details		Shares and share class allotted	
Name(s) Mark Thomas **Address** Green Lane Ellisfield Hants UK	Post Code RG25 2QL	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 32,873
Name(s) Tamsin Trusler **Address** North Lake Bracknell UK	Post Code RG12 7WJ	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 11,841
Name(s) Joanna Walstow **Address** Wedderburn Road London UK	Post Code NW3 5QJ	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 1,068
Name(s) Sharif Wardak **Address** 's-HERTOGENBOSCH Holland	Post Code 5223 ZX	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 39,857
Name(s) Paul Wilson **Address** Horsham Road Abinger Hammer Dorking Surrey UK	Post Code RH5 6RD	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 52,977

Allotted Shares for the period 13/10/06 to 31/10/06

Shareholder details		Shares and share class allotted	
Name(s) Louisa Yeung		**Class of shares allotted**	**Number allotted**
Address Block 16 South Horizons Hong Kong	Post Code Ap Lei Chau	£0.01 ordinary shares	10,000

82-5162

2007 JAN 23 A [illegible]


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: 3310225

Company name in full: MICHAEL PAGE INTERNATIONAL PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From	To
Day	01	19
Month	11	12
Year	2006	2006

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	856,805		
Nominal value of each share	1 PENCE		
Amount (if any) paid or due on each share (including any share premium)	£1·56 (AVERAGE)		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)


FRIDAY
AQL4MLKG
A52 22/12/2006 685
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form 6

Signed [signature] Date 20/12/06

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel
DX number DX exchange

Allotted Shares for the period 1/11/06 to 19/12/06

Shareholder details	Class of shares allotted	Number allotted
Name(s) David Angel **Address** St. Albans Herts UK Post Code AL4 9XY	£0.01 ordinary shares	5,000
Name(s) Dean Ball **Address** 14 The Avenue Worsley Manchester UK Post Code M28 1GR	£0.01 ordinary shares	106,516
Name(s) Frédéric BENAY **Address** TOULOUSE France Post Code 31000	£0.01 ordinary shares	10,466
Name(s) Johan Brucale **Address** Boulogne Billancourt France Post Code 92100	£0.01 ordinary shares	1,287
Name(s) Geoff Chapman **Address** Chingford London UK Post Code E4 9BE	£0.01 ordinary shares	2,000

Allotted Shares for the period 1/11/06 to 19/12/06

Shareholder details	Class of shares allotted	Number allotted
Name(s) Alain CHEENNE **Address** Johannesburg 2057 South Africa Post Code	£0.01 ordinary shares	158,855
Name(s) Sue Cooper **Address** BUSHEY HEATH HERTFORDSHIRE UK Post Code WD23 4HS	£0.01 ordinary shares	9,933
Name(s) Victoria Crane **Address** ST ALBANS Herts UK Post Code AL4 9XY	£0.01 ordinary shares	13,000
Name(s) Michelle Evans **Address** Kingsbury Road Curdworth Suttoncoldfield West Midlands UK Post Code B76 9DR	£0.01 ordinary shares	2,887
Name(s) Peter Gerrard **Address** 40A Guildown Road Guilford Surrey UK Post Code GU2 4EY	£0.01 ordinary shares	20,000

Allotted Shares for the period 1/11/06 to 19/12/06

Shareholder details	Shares and share class allotted	
Name(s) Nicola Hallworth-Rudd **Address** Alwoodley Leeds West Yorkshire UK Post Code LS17 8DZ	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 1,500
Name(s) Graham Hollebon **Address** Lindfield Sydney Australia Post Code NSW 2070	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 189,141
Name(s) Peter Istead **Address** The Street Crookham Village Hampshire UK Post Code GU51 0SH	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 4,332
Name(s) Malcolm Kelly **Address** Uvedale Road Oxted Surrey UK Post Code RH8 0EW	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 66,862
Name(s) David Leithead **Address** Herne Hill London UK Post Code SE24 9NN	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 40,000

Allotted Shares for the period 1/11/06 to 19/12/06

Shareholder details	Class of shares allotted	Number allotted
Name(s) Simon Lewis **Address** Apt 1218 New York USA Post Code NY 10016	£0.01 ordinary shares	30,000
Name(s) Andrew Norton **Address** Highett Australia Post Code VIC 3190	£0.01 ordinary shares	3,862
Name(s) Laurence Pengelly **Address** Apt. 7B New York USA Post Code NY 10174	£0.01 ordinary shares	38,582
Name(s) Mark Pettman **Address** Cherry Gardens Hill Groombridge Tunbridge Wells Kent UK Post Code TN3 9NY	£0.01 ordinary shares	9,000
Name(s) Stephan Renken **Address** 05-510 Konstancin Jeziorna Poland Post Code	£0.01 ordinary shares	20,298

Allotted Shares for the period 1/11/06 to 19/12/06

Shareholder details	Class of shares allotted	Number allotted
Name(s) Olivier REYNAUD **Address** 81371 Munich, Germany, Post Code	£0.01 ordinary shares	44,113
Name(s) Pablo Sanchez **Address** Pozuelo de Alarcon (Madrid), Spain, Post Code 28224	£0.01 ordinary shares	13,500
Name(s) Paul Smith **Address** Hitchin, Herts, UK, Post Code SG4 9RA	£0.01 ordinary shares	1,022
Name(s) David TREUSSARD **Address** Brooklyn, New York, USA, Post Code NY 11215	£0.01 ordinary shares	19,857
Name(s) Tamsin Trusler **Address** North Lake, Bracknell, UK, Post Code RG12 7WJ	£0.01 ordinary shares	17,217

Allotted Shares for the period 1/11/06 to 19/12/06

Shareholder details		Shares and share class allotted	
Name(s) Pablo Urquijo **Address** Madrid Spain	Post Code 28034	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 27,575